Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE TO ANNOUNCE FOURTH QUARTER AND FULL
FISCAL YEAR 2010 RESULTS ON MAY 6, 2010

Ottawa, Canada, March 19, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will report its fourth quarter and full fiscal year 2010 results after the close of markets in North America on May 6, 2010.  The company will discuss the results on a webcast and conference call on May 7, 2010 beginning at 8:30 a.m. Eastern Time.

Webcast and Conference Call Details:

Toll-free North America Dial-in: 877-312-9202

International Dial-in: 408-774-4000

The webcast link and presentation slides will be available at http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available on the DragonWave investor relations website.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East, Asia and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262